Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CoreSite Realty Corporation:

We consent to the use of our report dated February 7, 2020, with respect to the consolidated balance sheets of CoreSite Realty Corporation as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule, Schedule III – Real Estate and Accumulated Depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/KPMG LLP

Denver, Colorado
October 1, 2020